Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds III:

We have examined management of BNY Mellon
Investment Funds IIIs assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon High Yield Fund
(the Fund), a series of BNY Mellon Investment Funds
III, complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of
1940 (the Act) (the specified requirements) as of December
31, 2023. BNY Mellon Investment Funds IIIs management is responsible for its assertion. Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the AICPA. Those
standards require that we plan and perform the examination
to obtain reasonable assurance about whether
managements assertion about compliance with the
specified requirements is fairly stated, in all material
respects. An examination involves performing procedures
to obtain evidence about whether managements assertion
is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our
judgement, including an assessment of the risks of material
misstatement of managements assertion, whether due to
fraud or error. We believe that the evidence we obtained is
sufficient and appropriate to provide a reasonable basis for our opinion.
We are required to be independent and to meet our other
ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.
Included among our procedures were the following tests
performed as of December 31, 2023, and with respect to
agreement of security purchases and sales or maturities, for the period from July 31, 2023 (the date of our last
examination) through December 31, 2023:
1.	Count and inspection of all securities (if any) located in the vault of The Bank of New York Mellon Corporation in 570
Washington Blvd, Jersey City, NJ 07310
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers, pledgees, or transfer agents, if any;
3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds securities per the books and
records of the Fund to those of the Custodian;
5.	Agreement of pending purchase and sale activity for the
Fund as of December 31, 2023, if any, to documentation of corresponding subsequent bank statements;


6.	Agreement of five security purchases and five security
sales or maturities, if applicable since the date of the last examination, from the books and records of the Fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;


8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report (SOC 1 Report) for the period January 1, 2023
December 31, 2023 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

Our examination does not provide a legal determination on
the Funds compliance with specified requirements.
In our opinion, management's assertion that the Fund
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2023, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Investment Funds III, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
June 14, 2024

June 14, 2024
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon High
Yield Fund (the Fund), a series of BNY Mellon
Investment Funds III are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31,
2023, and from July 31, 2023 (the date of the Funds last examination) through December 31, 2023.

Based on the evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of as of December 31, 2023, and from July 31, 2023 (the date of the Funds last examination) through December 31, 2023, with respect to securities reflected in the investment account of the Fund.

BNY Mellon Investment Funds III



Jim Windels
Treasurer

1